September 10, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Disclosure Review Program

100 F Street N.E.

Washington, D.C. 20549

Re:	Henry Schein, Inc.

Definitive Proxy Statement on Schedule 14A

Filed April 10, 2024

File No. 000-27078

Ladies and Gentlemen:

We acknowledge receipt of your letter from the Division of Corporation Finance Disclosure Review Program dated August 30, 2024 regarding the above referenced filing.

Please see our following response to the comments in your letter.

Definitive Proxy Statement on Schedule 14A

Pay Versus Performance, page 50

1.

Refer to the column heading “Net Income/(Loss)” in your pay versus performance table. It appears that you have included net income less net income attributable to noncontrolling interests as reported in your audited financial statements in lieu of net income as required by Item 402(v)(2)(v) of Regulation S-K. Please include net income (loss), as reported in your audited GAAP financial statements, in column (h) for all years covered by the table. Refer to Regulation S-K Compliance and Disclosure Interpretation 128D.08. Please note that you may voluntarily provide supplemental measures of net income or financial performance, so long as any additional disclosure is “clearly identified as supplemental, not misleading, and not presented with greater prominence than the required disclosure.” See Pay Versus Performance, Release No. 34-95607 (August 25, 2022) [87 FR 55134 (September 8, 2022)] at Section II.F.3.

Response: We confirm that in future filings our Definitive Proxy Statement on Schedule 14A will include net income (loss), rather than net income (loss) attributable to Henry Schein, Inc., as reported in our audited GAAP financial statements, in column (h) of the pay versus performance table for all years covered by the table.

Henry Schein, Inc., 135 Duryea Road, Melville, NY 11747

2.

We note that you have included Adjusted EPS, a non-GAAP measure, as your Company-Selected Measure pursuant to Item 402(v)(2)(vi) of Regulation S-K. While Company-Selected Measure disclosure is not subject to Regulation G or Item 10(e) of Regulation S- K, you must disclose how the measure is calculated from your audited financial statements. We see in footnote 4 to the pay versus performance table your reference to disclosure in the Compensation Discussion and Analysis for each year’s proxy statement; however, we are only able to locate a discussion of non-GAAP diluted EPS with a list of adjustments thereto on page 26, and it is unclear whether this is meant to satisfy the requirements of Item 402(v) of Regulation S-K. In addition, it appears that you may have calculated your Company-Selected Measure differently for each year reported in the pay versus performance table. Specifically, we note your disclosure in footnote 4. The amount disclosed in the Company-Selected Measure column of the pay versus performance table for each covered fiscal year must be calculated using the Company-Selected Measure for the most recently completed fiscal year, and adjustments made to recurring items may not satisfy this requirement. Please ensure that your tabular and related data reflect this requirement. Please tell us and revise future disclosure to explain how your Company-Selected Measure is calculated from your audited financial statements. If this information appears in a different part of the definitive proxy statement, you may satisfy the requirement by a cross-reference to a specific page in the proxy statement where the Company-Selected Measure is specifically described; however, incorporation by reference to a separate filing will not satisfy this disclosure requirement.

Response: We confirm that in future filings our Definitive Proxy Statement on Schedule 14A will (i) include disclosure that the Company is using non-GAAP diluted EPS as its Company-Selected Measure pursuant to Item 402(v)(2)(vi) of Regulation S-K and disclose with sufficient detail and clarity how such measure is calculated from our audited financial statements, and (ii) ensure that the amount disclosed in the Company-Selected Measure column of our pay versus performance table for each covered fiscal year will be calculated using the Company-Selected Measure as that used for the most recently completed fiscal year.

3.

Refer to the reconciliation tables on page 51 to your pay versus performance table. It is unclear what amounts are reflected in the column titled “Total- Equity Addition/(Subtraction) to SCT Total.” For example, the amounts disclosed in such column in the reconciliation tables do not appear to reflect the deduction of amounts reported in your Summary Compensation Table pursuant to Item 402(c)(2)(v) and Item 402(c)(2)(vi) of Regulation S-K as set forth in the column titled “Less Equity Deduction from SCT Total” of your reconciliation tables. Please ensure that your table headings reflect the amounts used to calculate compensation actually paid. Refer to Item 402(v)(3) of Regulation S-K.

Response: The column titled “Total-Equity Addition/(Subtraction) to SCT Total” in the reconciliation tables on page 51 to the pay versus performance table represents a subtotal of the immediately preceding three columns. We confirm that we will not include this heading in the reconciliation tables to our pay versus performance table in future filings of our Definitive Proxy Statement on Schedule 14A, and that the table headings will reflect with sufficient clarity the amounts used to calculate compensation actually paid.

We acknowledge that Henry Schein, Inc. and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the SEC staff.

If you have any questions or comments regarding this response, please contact me at (631) 662-1767 or kelly.murphy@henryschein.com.

Sincerely,

/s/ Kelly Murphy

Kelly Murphy

Senior Vice President and General Counsel

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